UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012.

Commission File Number: 000-51847

Himax Technologies, Inc.
 (Translation of registrant's name into English)

No.26, Zih Lian Road, Xinshi Dist.,
Tainan City 74148
Taiwan, Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

EXPLANATORY NOTE

We are filing this Amendment No.1 on Form 6-K for "Himax Technologies, Inc. Notice of Annual General Meeting of Members" and "Himax Technologies, Inc. Proxy Statement" which we filed with the Securities and Exchange Commission on July 6, 2012, for the sole purpose of changing the candidate of the new election independent director. No other changes have been made on the Form 6-K, except to reflect the amendment described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himax Technologies, Inc. (Registrant)

Date: July 24, 2012	/s/ JACKIE CHANG Jackie Chang Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99.1	Himax Technologies, Inc. Notice of Annual General Meeting of Members

99.2	Himax Technologies, Inc. Proxy Statement